EXHIBIT 99.1

NXT ENERGY SOLUTIONS ANNOUNCES SECOND QUARTER 2024 RESULTS

CALGARY, AB, August 14, 2024 – NXT Energy Solutions Inc. ("NXT" or the "Company") (TSX: SFD; OTCQB: NSFDF) today announced the Company's financial and operating results for the quarter ended June 30, 2024. All dollar amounts herein are in Canadian Dollars unless otherwise identified.

Financial and Operating Highlights

Key financial and operational highlights during the second quarter of 2024 are summarized below:

•	NXT announced the Southeast Asia SFD® Survey, which is planned to be flown in Q3-24;
•	the debentures issued to MCAPM LP were finalized for a total of US$2.0 million (approximately CDN$2.7 million);
•	cash and short-term investments at June 30, 2024 was approximately $2.43 million;
•	net working capital was approximately ($1.24) million at June 30, 2024 versus approximately ($1.86) million at December 31, 2023, and ($2.64) million at March 31, 2024;
•	the Company recorded SFD®-related revenues of approximately $0.60 million YTD 2024, $nil for Q2-24;
•	a net loss of $3.01 million was recorded for Q2-24, including stock-based compensation expense (“SBCE”), amortization expense and remeasurement loss, all totaling approximately $1.53 million;
•	a net loss of $4.80 million was recorded for YTD 2024, including SBCE, amortization expense and remeasurement loss all totaling approximately $2.02 million;
•	net loss per common share for Q2-24 was $0.04 per share, basic and diluted;
•	net loss per common share for YTD 2024 was $0.06 per share basic and diluted;
•	cash flow used in operating activities was approximately $0.67 million during Q2-24, compared to $1.01 million used in Q2-23;
•	cash flow used in operating activities was approximately $1.26 million during YTD 2024, compared to $2.41 million used in YTD 2023;
•	NXT surrendered approximately 3,207 square feet or approximately 31% of its office space to its landlord, and extended its lease on the reduced space until September 30, 2030;
•	general and administrative (“G&A”) expenses increased by approximately $0.02 million (2%) in Q2-24 as compared to Q2-23; and
•	G&A expenses increased by approximately $0.18 million (10%) in YTD 2024 as compared to YTD 2023.

Key financial and operational highlights occurring subsequent to Q2-24 are summarized below:

•	NXT received an advance payment for its upcoming Southeast Asia SFD® survey.

Summary highlights of NXT's second quarter 2024 financial statements (with comparative figures to 2023) are noted below.  All selected and referenced financial information noted below should be read in conjunction with the Company's June 30, 2024 unaudited condensed interim consolidated financial statements, the related Management's Discussion and Analysis ("MD&A").

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(All in Canadian $)	Q2-24	Q2-23	2024 YTD	2023 YTD
Operating results:
SFD®-related revenues	$-	$-	$602,072	$-
SFD®-related costs, net	253,580	318,396	984,100	620,030
General & administrative expenses	962,043	941,707	1,983,349	1,803,061
Amortization	482,134	439,868	922,698	879,736
Interest and other expenses	1,315,456	6,838	1,511,738	18,629
Net loss	(3,013,213)	(1,706,809)	(4,799,813)	(3,321,456)

Loss per common share:
Basic & diluted	$(0.04)	$(0.02)	$(0.06)	$(0.04)

Common shares outstanding as at end of the period	78,259,326	77,678,277	78,259,326	77,678,277
Weighted average of common shares outstanding: Basic & Diluted	78,201,292	77,648,279	78,143,297	77,053,575

Cash provided by (used in):
Operating activities	$(666,131)	$(1,010,292)	$(1,259,897)	$(2,410,311)
Financing activities	2,574,582	1,612,644	3,316,365	3,216,777
Investing activities	(71,344)	-	(95,446)	-
Effect of foreign rate changes on cash	(4,287)	(19,467)	2,707	(19,479)
Net cash inflow	1,832,820	582,885	1,963,729	786,987
Cash and cash equivalents, beginning of the period	532,622	467,539	401,713	263,467
Cash and cash equivalents, end of the period	2,365,442	1,050,424	2,365,442	1,050,424
Total cash and short-term investments	2,433,939	1,050,424	2,433,939	1,050,424

Net working capital balance	(1,242,469)	(2,349,194)	(1,242,469)	(2,349,194)

NXT's second quarter 2024 financial and operating results have been filed in Canada on SEDAR+ at www.sedarplus.ca, and will soon be available in the USA on EDGAR at www.sec.gov/edgar, as well as on NXT's website at www.nxtenergy.com.

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary airborne SFD® survey system, applied in numerous basins around the world, uses the principles of quantum mechanics to infer stress anomalies of exploration interest. The method can be used both onshore and offshore to remotely identify areas conducive to fluid entrapment in order to recommend areas with commercial hydrocarbon and/or geothermal potential. The SFD® survey system enables our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

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Contact Information

For investor and media inquiries please contact:

Eugene Woychyshyn	Michael Baker
Vice President of Finance & CFO	Investor Relations
302, 3320 – 17th AVE SW	302, 3320 – 17th AVE SW
Calgary, AB, T3E 0B4	Calgary, AB, T3E 0B4
+1 403 206 0805	+1 403 264 7020
nxt_info@nxtenergy.com	nxt_info@nxtenergy.com
www.nxtenergy.com	www.nxtenergy.com

Forward-Looking Statements

Certain information provided in this press release may constitute forward-looking information within the meaning of applicable securities laws.  Forward-looking information typically contains statements with words such as "anticipate", "believe", "estimate", "will", "expect", "plan", "schedule", "intend", "propose" or similar words suggesting future outcomes or an outlook.  Forward-looking information in this press release includes, but is not limited to, information regarding: the timing of the Southeast Asia SFD® survey.  Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct.  Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks.  Additional risk factors facing the Company are described in its most recent Annual Information Form for the year ended December 31, 2023 and MD&A for the three and six month ended June 30, 2024, which have been filed electronically by means of the System for Electronic Document Analysis and Retrieval (“SEDAR+”) located at www.sedarplus.ca.  The forward-looking statements contained in this press release are made as of the date hereof, and except as may be required by applicable securities laws, the Company assumes no obligation to update publicly or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Non-GAAP Measures

This news release contains disclosure respecting non-GAAP performance measures including net working capital which does not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities.  This measure is included to enhance the overall understanding of NXT’s ability to assess liquidity at a point in time.  Readers are urged to review the section entitled "Non-GAAP Measures” in NXT’s MD&A for the three-month period ended June 30, 2024 which is available under NXT’s profile on SEDAR+ at www.sedarplus.ca, for a further discussion of such non-GAAP measures. The financial information accompanying this news release was prepared in accordance with US GAAP, unless otherwise noted.  The MD&A and the unaudited condensed interim consolidated financial statements and notes for the three months ended June 30, 2024, are available in the Investor Relations section of www.nxtenergy.com, or under NXT's SEDAR+ profile at www.sedarplus.ca.

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